News Release

Alexco Continues to Advance the Keno Hill Project

August 24, 2007 Vancouver, British Columbia - Alexco Resource Corp. (TSX: AXR) ("Alexco") confirms that exploration and development activities at the Keno Hill Project continue at full pace since the First Nation of Na-Cho Nyak Dun (“NNDFN”) announcement on August 17, 2007 that they have suspended all regulatory dialogue with respect to Keno Hill Mines until suitable consultation and accommodation can be arranged with governments of Yukon and Canada.

Alexco continues its active exploration and environmental care and maintenance program in the district with its crew of approximately 45 employees and contractors including completion of 15,665 meters of HQ diamond drilling to date, regional geological mapping and compilation work, geophysical and geochemical programs. The Company’s planned 2007 30,000 meter core drilling program, which is being managed by NovaGold Resources Inc. (TSX, AMEX: NG), is scheduled to be complete in the fourth quarter. Assays from the initial drilling have been released and more recent drill results are expected shortly.

Recent drilling has been focused at the Bellekeno site where initial drilling has confirmed and extended high-grade silver-lead-zinc mineralization historically encountered in underground drilling by United Keno Hill Mines Limited (“UKHM”).

SRK Consulting has been working on a National Instrument 43-101 compliant resource estimate for the past producing Bellekeno mine where UKHM reported significant historical resources. A NI 43-101 resource report is targeted for completion at the end of September.

In discussions today with Yukon Premier Dennis Fentie, Alexco’s CEO Clynton Nauman confirms that the Yukon government is committed in supporting the project. “We are pleased to be recognized as an important part of the economic and social landscape of Yukon, and we look forward to a continued good working relationship with all governments: Yukon, Federal and First Nations.” said Clynton Nauman, President and CEO.

About Keno Hill

The Keno Hill mining district is located in the Yukon Territory 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun. Alexco works closely with the communities surrounding the project and focuses on employment, training and opportunities for qualified First Nation and local citizens or entities.

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco’s largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 867-633-4881 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4